Mr. Thomas Flinn
Division of Corporate Finance
Securities and Exchange Commission

Dear Mr. Flinn:

I have reviewed your comments concerning past Central
American Equities filings and have attached my responses.
Please let me know if you need additional information.

Sincerely,




S/ Michael Caggiano

Michael Caggiano
President and CEO
Central American Equities



Form 10-KSB FYE December 31, 2004

Note 9  Sale of Asset

1. The value of the asset (Tropicana) was determined using methods outlined in SFAS 144 paragraphs 34-35. Tropicana was an old bar whose hours and days of operation varied considerably: usually it was open from 3 to 6 months of the year and a few days of the week. Tropicana was an extension of our beach Hotel Sunset Reef and its finances were included in the operating budget of the hotel.
Revenues amounted to perhaps $15-20,000 in 2004. There were some years when the corporation did not open or operate the Tropicana. Because the operations were so small, the finances were considered immaterial and thus we felt we were in compliance with SFAS 144 (and it was not necessary to report the operations in "discontinued operations").

2. This is my error. The 10-QSB (June 30, 2005) reporting the gain on the sale of the asset was incorrect. I had carried a wrong number forward from a previous financial statement. The loss reported in the audited financial statements accompanying the 10-KSB for FYE December 31, 2004 is correct. Since the 10-QSB for June 30, 2005 is currently under review, I plan to include the correct number in the reviewed version I plan to file within the next week.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

3. I have been in touch with Louise Dorsey and, as agreed, I am currently having the 10-QSB for June 30, 2005 reviewed. As stated above, I hope to file the reviewed version within the next week.

Form 10-QSB June 30, 2005

4. For many years the officers of the corporation have lent money to the corporation to help it survive. These loans have been faithfully carried on the books as debt to officers in the financial statements.

Per the by-laws of the company, Board members were not permitted to compensate themselves without the approval of the shareholders. I interpreted this by-law conservatively and we never accounted for any interest payment on this debt until shareholders approved a 5% interest on the debt at the last shareholder meeting. We calculated the total interest payment and put it on the books in the first quarter of 2005. The Company was unable to pay the interest through cash flow and by the second quarter of 2005, the total interest due was shifted to debt to officers, hence the drop in interest payments in the second quarter of 2005. I believe this a correct interpretation of our by-laws. Since the 10-QSB for June 30, 2005, is under review, I can put an additional note in the financial statement further explaining the above.